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FILE NO: 77051.2
December 2, 2010
VIA EDGAR
Ms. Kristina Aberg
Ms. Sonia Gupta Barros
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Summit Hotel Properties, Inc. Amendment No. 3 to Registration Statement on Form S-11 Filed on December 2, 2010 File No. 333-168686
Dear Ms. Aberg and Ms. Barros:
     As counsel to, and on behalf of, Summit Hotel Properties, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-11 (File No. 333-168686) (the “Registration Statement”). We have provided to each of you a courtesy copy of this letter and two courtesy copies of Amendment No. 3 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 2 to the Registration Statement filed with the Commission on November 1, 2010 (the “Blackline”). The changes reflected in Amendment No. 3 have been made for the purpose of updating and revising certain information in the Registration Statement. Capitalized terms used and not otherwise defined in this response letter shall have the meanings set forth in the Registration Statement.
     As disclosed in Amendment No. 3, concurrently with the closing of the Company’s initial public offering, the Company will issue and sell in a separate private placement to an affiliate of InterContinental Hotels Group (“IHG”) $12.5 million in shares of common stock (subject to a maximum investment of 4.9% of the shares of common stock to be sold in the Company’s initial public offering, excluding shares issuable pursuant to the underwriters’ over-allotment option).
     The Company believes that, in accordance with the interpretive guidance provided by the Securities and Exchange Commission (the “Commission”) in Revisions of Limited Offering Exemptions in Regulation D, Release No. 33-8828
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Ms. Kristina Aberg
Ms. Sonia Gupta Barros
December 2, 2010

(Aug. 3, 2007) ( “Release 33-8828”), the concurrent private placement should not be integrated with its initial public offering for the reasons set forth below.
     Release 33-8828 sets forth a framework for analyzing potential integration issues in the specific situation of concurrent private and public offerings. In Release 33-8828, the Commission confirmed its position that the filing of a registration statement does not, in itself, eliminate a company’s ability to engage in a concurrent private offering, whether it is commenced before or after the filing of the registration statement. Specifically, Release 33-8828 provides that:
the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of a Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. This analysis should not focus exclusively on the nature of the investors, such as whether they are “qualified institutional buyers” ... or institutional accredited investors, or the number of such investors participating in the offering; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement... . [I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Securities Act Release 33-8828, pages 55-56 (emphasis added).
     In Compliance and Disclosure Interpretations—Securities Act Sections, Question 139.25 (the “CDI”), the staff of the Commission’s Division of Corporation Finance (the “Staff”) subsequently confirmed the interpretive guidance provided in Release 33-8828. In the CDI, the Staff confirmed that, under appropriate circumstances, there can be a side-by-side private offering, under Section 4(2) of the Securities Act or the safe harbor provided by Rule 506 of Regulation D under the Securities Act, with a

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
December 2, 2010

registered public offering without having to limit the private offering to qualified institutional accredited investors, as under the Black Box Incorporated (June 26, 1990) and Squadron Ellenoff (February 28, 1992) no-action letters issued by the Staff, or to a company’s key officers and directors, as under the Staff’s so-called “Macy’s” position.
     Based on the guidance set forth in Release 33-8828, the Company believes that the Section 4(2) exemption is available for the concurrent private placement to an affiliate of IHG since the shares of common stock to be sold in the concurrent private placement were not, and will not be, offered by means of a general solicitation, whether in the form of the Registration Statement or otherwise. As the franchisor of seven hotel properties currently owned by Summit Hotel Properties, LLC, all of which will be owned by the Company upon completion of the formation transactions described in the Registration Statement, IHG and its affiliates have a substantive, pre-existing relationship with the Company. The Company affirms that IHG and its affiliates were neither identified nor contacted through the marketing of the public offering, and IHG and its affiliates did not independently contact the Company as a result of the Registration Statement. Accordingly, the Company cannot be said to have identified or contacted the concurrent private placement purchaser through a general solicitation by means of the Registration Statement or otherwise.
     The Company affirms that the concurrent private placement purchaser: (1) is sufficiently experienced in financial and business matters and is capable of evaluating the merits and risks involved in the proposed investment and making an informed investment decision; (2) has the ability to bear the economic risk of the proposed investment; (3) has been furnished with materials relating to the business, operations, financial condition, assets and liabilities of the Company and other matters relevant to concurrent private placement purchaser’s investment in the Company’s common stock, which have been requested; and (4) has had adequate opportunity to ask questions of, and receive answers from, the officers, employees, agents, accountants and representatives of the Company concerning the business, operations, financial condition, assets and liabilities of the Company and all other matters relevant to the concurrent private placement purchaser’s investment in the Company’s common stock.
     As a result of the foregoing, based upon the interpretive guidance provided in Release 33-8828, as confirmed by the CDI, the Company believes that the concurrent private placement to a single sophisticated investor who has access to the same kind of information that the Securities Act would make available in the form of a registration statement is exempt from the registration requirements of the Securities Act by virtue of Section 4(2) and should not be integrated with the Company’s current proposed initial public offering.
     In connection with the concurrent private placement, the Company has entered into a sourcing agreement with IHG. Please be advised that no value, aside from the

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
December 2, 2010

mutual agreements of the parties contained in the sourcing agreement, have been ascribed to the sourcing agreement. The Company respectfully notes that, as disclosed in the Registration Statement, IHG will not be obligated to refer any potential acquisition opportunities to the Company, and there can be no assurance that the agreement will result in the consummation of any transaction between the Company and IHG. In addition, the execution and delivery of the sourcing agreement is not a condition to the closing of the concurrent private placement. Accordingly, the Company does not believe that the sourcing agreement has any value, and the Company will not be accounting for it as an asset or liability.
     If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 788-7336 or David C. Wright at (804) 788-8638.

Very truly yours,
/s/ Edward W. Elmore, Jr.
Edward W. Elmore, Jr.

cc:	Kerry W. Boekelheide Daniel P. Hansen James E. Showen, Esq. David C. Wright, Esq. Kevin L. Vold, Esq.